SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June 18, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM launches Multiplus Fidelidade and expands the concept of customer loyalty

Customers can accumulate and exchange points for products or services of different companies, from airline tickets to everyday purchases in supermarkets, drugstores and gas stations, among others

São Paulo, June 18, 2009 – (NYSE: TAM, Bovespa: TAMM4) We present today Multiplus Fidelidade, our new business unit based on the concept of networks of customer loyalty programs. Through Multiplus Fidelidade, customers will be able to accumulate points from a variety of customer loyalty programs in a single account and redeem prizes at a variety of companies: drugstores, gas stations, telephone providers, supermarkets, hotels, movie theaters, bookstores, banks, credit cards, internet providers and car manufacturers, among others.

TAM Fidelidade will continue to be the reward program for our frequent fliers, offering benefits with which they are already familiar. Soon, its points will be entered into Multiplus Fidelidade, making it easier to accumulate points from other loyalty programs that already form part of the passenger's daily routine, as well as offer a greater selection of prizes to be redeemed.

"Multiplus Fidelidade was created to serve as an efficient tool for those companies that use reward programs to establish loyalty and retain customers," states Libano Barroso, our Vice President of Finance, Management and IT. "We believe that this initiative has tremendous potential to take hold among Brazilian consumers based on examples of similar experiences in other countries, such as Canada, the United States, the United Kingdom, Germany and France." He believes the unit could well become an independent company in the future.

"The greatest attraction for the customer will be the ease with which points can be earned through purchases of airline tickets and everyday necessities, as well as the ease of exchanging accumulated points, whether for an airline ticket, a tour package, or goods or services offered by one of the many partners of Multiplus Fidelidade," notes Egberto Vieira Lima, our manager of Business Development and head of Multiplus Fidelidade.

Now, Multiplus Fidelidade will allow members to accumulate points with the purchase of airline tickets for flights operated by TAM and a number of other airlines that are partners of the TAM Fidelidade frequent flyer program, in addition to a number of sales and service establishments that are already partners of TAM Fidelidade.

What is new with Multiplus is the possibility of redeeming points for tour packages with TAM Viagens, initially for clients from Sao Paulo, Belo Horizonte and Rio de Janeiro. There are more than 20 different possibilities for both domestic and international excursions. Packages start at 35 thousand points, and include roundtrip airfare as well as accommodations. Claiming these tour packages will only be available through the Central Sales Office at TAM Viagens.

"The entry of more than 5.9 million current members of TAM Fidelidade into Multiplus will be automatic," stresses Libano Barroso. Members are being informed of how to take advantage of each one of the benefits available through being a member of Multiplus Fidelidade. Points already accumulated by current members of TAM Fidelidade will continue to be valid, available for redemption, and without any change of the rules in effect. The new partners of Multiplus, as well as the new alternatives for redemption of points, are to be disclosed shortly.

More information about Multiplus Fidelidade is available at: www.multiplusfidelidade.com.br.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM:

TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed May 2009 with 44.9% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 86.8% in May. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.9 million subscribers and has awarded more than 8.3 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.